Exhibit 5.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Hydro One Inc.

We consent to the use of our Independent Auditors’ Report dated February 14, 2013, on the financial statements of Hydro One Inc., which comprise the consolidated balance sheets as at December 31, 2012 and 2011, the consolidated statements of operations and comprehensive income, changes in shareholder’s equity and cash flows for the years ended December 31, 2012 and 2011, and notes, comprising a summary of significant accounting policies and other explanatory information, which are incorporated by reference in the short form base shelf prospectus which is part of the registration statement on Amendment No. 1 to Form F-10.

/s/ KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

September 4, 2013